SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

News Release

March 31, 2006 at 10.30 GMT

Kanavaranta 1
00160 Helsinki

P.O. Box 309
FI-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso finalises the divestment of Grycksbo Mill

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that it has finalised the divestment of the Grycksbo Mill in Sweden to Accent according to the previous announcement from 2 March 2006.

Grycksbo Fine Paper Mill was divested as part of Stora Enso’s Asset Performance Review (APR), which aims to secure a competitive European production base. The divestment of Grycksbo Mill is also consistent with the Group’s strategy of concentrating its coated fine paper business on multi-coated graphical grades. Grycksbo Mill specialises in matt-coated fine papers, which it will continue to produce under its new ownership. Stora Enso has thereby exited this business line.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Previous press releases concerning Grycksbo Mill and the APR available at www.storaenso.com/press

•	23 August 2005: Stora Enso is exploring the possibility of selling its Grycksbo Mill

•	27 October 2005: Stora Enso creates platform for stronger financial performance

•	2 March 2006: Stora Enso to sell its Grycksbo and Linghed mills

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel